Delisting Determination, The Nasdaq Stock Market, LLC, April 25, 2024, Veradigm Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Veradigm Inc., effective at the opening of the trading session on May 6, 2024.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5250(c)(1), for its failure to file its Form 10-K for the period ended December 31, 2022, and Forms 10-Q for the periods ended March 31 and June 30, 2023.
The Company was notified of the Staff determination on September 20, 2023. The Company requested a hearing on September 27, 2023.
On November 14, 2023, the Company received an additional delist letter for its failure to file its Form 10-Q for the period ended September 30, 2023.
On December 8, 2023, upon review of the information provided by the Company, the Panel determined to grant the Company request to remain listed in the Exchange subject to a series of milestones (the Decision). The Company received an additional delist determination letter on January 5, 2024, for its failure to meet the requirement in Listing Rule 5620(a).
On January 26, 2024, the Panel amended the terms of the Decision.
On February 27, 2024, through Counsel, the Company informed that it would be unable to meet the terms of the amended Decision.
On February 27, 2024, based on the Company failure to meet the terms of the amended Decision, the Panel determined to delist the Company.
The Company securities were suspended on February 29, 2024.
The Company did not appeal the amended Decision to the Nasdaq Listing and Hearing Review Council (Council) and the Council did not call the matter for review. The Staff determination to delist the Company became final on April 12, 2024.